450 LEXINGTON AVENUE NEW YORK, NY 10017 212 450 4000 FAX 212 450 3800	MENLO PARK WASHINGTON, D.C. LONDON PARIS FRANKFURT MADRID TOKYO BEIJING HONG KONG

September 10, 2007

Ms. Amanda McManus

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 3561

Washington, D.C. 20549

Re:	MSCI Inc.

Registration Statement on Form S-1

Filed July 31, 2007

File No. 333-144975

Dear Ms. McManus:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 27, 2007 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by MSCI Inc. (the “Company”) on July 31, 2007. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement. All page references are to the version of the Amendment filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed three copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

General

1.	Please provide us with any graphics before printing the red herrings. We may have comments upon review.

Response: We note the Staff’s comment and will provide the Staff with any graphics with time to review prior to printing the red herrings.

The Company

2.	Revise the fourth paragraph to disclose also the net income for each of the periods discussed.

Response: We revised the Registration Statement to include the requested disclosure. Please see page 1 of the Amendment.

3.	If any of the increase you disclose was due to acquisitions and not internal growth, please break out the figures to disclose that.

Response: The increase was due to internal growth and not the result of any acquisitions. As a result, we have not added additional disclosure.

Summary Consolidated Financial and Other Data

4.	We note that you present EBITDA because you believe it to be a measure investors use to evaluate companies that have substantial amortization of intangible assets. This is not a substantive reason specific to you that justifies the use of EBITDA. While EBITDA may be used by investors as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. In this regard, your presentation of EBITDA does not meet conditions of use specified in Item 10(e)(1)(i)(c) of Regulation S-K. Therefore, please revise your document to eliminate the presentation of EBITDA.

Response: We revised the disclosure in compliance with Item 10(e)(1)(i)(C) of Regulation S-K.

The management of the Company uses EBITDA to compare the Company to companies in the same industry when evaluating relative performance and industry development.

As a result of the Company’s acquisition of Barra Inc. (“Barra”), the Company has a substantial intangible amortization expense that makes it more difficult to compare its financial results to companies in its industry. In the year ended November 30, 2006, the Company had $26.2 million of intangible amortization expense out of total operating expenses of $217.7 million. This represents more than 12% of the Company’s total operating expenses in the year ended November 30, 2006, which the Company believes is a substantially higher percentage than for other companies in its industry.

Accordingly, the Company reviews EBITDA with the current shareholders and believes future investors will find EBITDA to be a useful measure to evaluate the Company’s financial condition and results of operations.

We therefore believe EBITDA is a relevant and useful measure that both the management of the Company and investors will use to assess the Company’s performance.

Please see pages 12 and 39-40 of the Amendment.

Our cost of funding will increase

5.	Quantify your lower credit rating and liquidity if known or if you have internal estimates consider disclosing them so that investors can judge how important this risk factor is.

Response: We expect to know or have a reasonable estimate of the Company’s credit rating prior to printing the red herrings, and we revised the Registration Statement accordingly. In addition, we revised the disclosure to include the factors impacting the Company’s liquidity. Please see page 26 of the Amendment.

Use of Proceeds

6.	We note that on July 19, 2007 you paid a dividend of $973 million to Morgan Stanley and Capital Group International. This dividend was comprised of $325 million in cash and $648 million in demand notes. Additionally, you plan to enter into a new credit facility prior to the completion of the offering, which will be used to make payment in full of the $625.9 million demand notes payable to Morgan Stanley, and you intend to use the net proceeds from this offering to pay down a portion of this facility. In this regard, please revise your filing to include a pro forma balance sheet alongside the Company’s historic balance sheet for the most recent interim period presented giving effect to these dividends, without consideration to any offering proceeds that will be required to pay this dividend. The liabilities section of your balance sheet should provide separate line item disclosures for the following:

•	Dividend Payable in Cash

•	Dividend Payable from Offering

•	Dividend Payable from Credit Facility

Further, please revise to reduce your total consolidated equity by the $973 million dividend payable to Morgan Stanley and “CGI.” The dividend should be disclosed as a separate line item within the equity section of your balance sheet.

Response: The historical balance sheet (as of August 31, 2007) will reflect the dividend when we update the Registration Statement to add third quarter financials prior to printing the red herrings. Consequently, the information requested in a pro forma balance sheet is not necessary as the historical balance sheet will reflect the dividend.

7.	Additionally, please provide pro forma earnings per share for the last fiscal year and interim period giving effect to the increase in the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds the current year’s earnings.) You should provide the following pro-forma data directly below your historical results on the face of your financial statements:

•	Pro-forma EPS

•	Pro-forma Weighted Average Shares

For further guidance, refer to the requirements of SAB Topic 1:B:3.

Response: Note that as the historical balance sheet (as of August 31, 2007) will reflect the dividend when we update the Registration Statement to add third quarter financials prior to printing the red herrings, the Company does not consider that the disclosures from SAB Topic 1:B:3 will be necessary.

8.	In addition to the aforementioned disclosures, you should revise your filing to describe effects of the dividend on your pro-forma presentations for both the balance sheet and statements of operation. This information should be presented within a separate note to your financial statements and include, but not be limited to, the assumptions used to arrive at the number of shares, IPO price, interest rate for the credit facility and any computations thereof.

Response: Please refer to response to comment 6 above with respect to pro-forma disclosures.

9.	Your Summary of Consolidated Financial and Operating Data on pages 10 and 11 should also be revised to give effect to aforementioned pro forma adjustments, in detail. For further guidance, refer to the requirements of SAB Topic 1:B:3.

Response: Please refer to response to comment 7 above with respect to pro-forma disclosures.

10.	Please also present a second pro-forma earnings per share adjusted to show the impact, on earnings, of the interest on your debt (using the same denominator determined above.) Refer to Article 11-01(a)(8) of Regulation S-X.

Response: Please refer to response to comments 6 and 7 above with respect to pro-forma disclosures.

Results of Operations

11.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved and made much more user-friendly and clear by:

•	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•	using additional tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Response: We revised the Registration Statement in response to the Staff’s comment where appropriate. Please see changes beginning on page 51 of the Amendment.

We did not modify the disclosure to remove the narrative text containing the dollars and percentages in the tables as we feel these sentences are helpful to investors in the context of the related disclosure. We quantified the effects of changes in price and volume and all material factors where possible. Where additional quantification was not made, it is not possible to accurately quantify the effects of the changes without significant expense. Analysis of the underlying business reasons for individual factors in the tables was included where helpful to investors.

New MSCI Omnibus Incentive Plan

12.	It is unclear how you determine the award amount of each component of the incentive plan. While your disclosure indicates that performance grants and cash awards use performance measures or objectives, you do not indicate how award amounts are calculated with respect to the performance that is taken into account for determining the compensation. Please revise your disclosure to describe how you determine the award amounts, explaining how each component amount is determined and discussing, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance or weight accorded to each factor. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response: We note that the Company is not subject to Item 402(b) of Regulation S-K, as amended, because the Company’s 2006 fiscal year ended November 30, 2006, and compliance with amended Item 402 is not yet required for companies with 2006 fiscal years ending prior to December 15, 2006. As such, we respectfully submit that this comment is not applicable. We will keep the comment in mind for our first filing for which compliance with amended Item 402 is required.

13.	Furthermore, please revise your disclosure to provide the performance measures considered to determine the amount payable under your performance based incentive compensation. Disclose the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your analysis using the standard you would use if requesting confidential treatment and revise your disclosure to discuss how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation.

Response: Please refer to response to comment 12 above.

14.	Also, if there are significant disparities in the equity grants discussed on page 85 please explain the reasons for the disparity.

Response: Please refer to response to comment 12 above.

Product Sales

15.	Please revise to clarify whether these discounts will continue.

Response: We revised the Registration Statement in response to the Staff’s comment. Please see page 91 of the Amendment.

Revenue Recognition

16.	You state that license fees on energy and commodity index analytics products are recorded as revenue upon delivery. In this regard, please revise your filing to disclose when you consider delivery of these products to be finalized and how you meet all of the SAB 104 criteria at point of delivery. Your response should include a detailed SAB 104 analysis.

Response: We revised the Registration Statement in response to the Staff’s comment. Please see pages 48-49 and F-9 - F-10 of the Amendment.

As the Company’s energy and commodity asset valuation analytics products are software-related, the Company recognizes revenues pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These arrangements do not require significant production, modification or customization of software. In accordance with SOP 97-2, the Company begins to recognize revenue from subscriptions, maintenance and customer technical support, and professional services when all of the following criteria are met: (1) the Company has persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

The Company has signed contracts with each client who uses these products. Delivery of the product is finalized when the client receives the software. For the energy and commodity asset valuation analytics products, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. In virtually all of the Company’s contracts for these products, the only element that is undelivered at the time of delivery of the product is support. The fair value of the support is determined based upon what the fees for the support are for clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period. The client contract sets forth the related fees to be paid by the client for use of the product. The Company regularly reviews the accounts receivable balance for each client and performs follow up collection procedures when necessary.

We have clarified in the Amendment that the energy and commodity asset valuation products are software-related and accordingly the related revenues are recognized pursuant to the requirements of SOP 97-2 as amended by SOP 98-9.

17.	You state that you are paid a fee based on the products, asset under management, or contract volume, and that those fees are recognized as they are earned. Please revise to clarify when you consider the fees to be earned and how you meet all of the SAB 104 criteria. In addition, please address multi-element transactions with customers, including the policy for how the elements are determined and valued.

Response: We revised the Registration Statement in response to the Staff’s comment. Please see pages 49 and F-10 of the Amendment.

The Company applies Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition in determining revenue recognition related to clients that use the Company’s indices as the basis for certain index-linked investment products such as exchange traded funds or futures contracts. These clients commonly pay the Company a fee based on the investment product’s assets under management or contract volumes. These fees are calculated based upon estimated assets in the investment product or contract volumes obtained either through independent third-party sources or the most recent reported information of the client.

The Company recognizes revenue when all the following criteria are met:

•	The client has a signed contract with the Company,

•	The service has been rendered,

•	The amount of the fee is fixed and determinable based on the terms of the contract, and

•	Collectibility is reasonably assured.

The Company has signed contracts with all clients that use the Company’s indices as the basis for certain index-linked investment products, such as exchange traded funds or futures contracts. The contracts state the terms under which these fees are to be calculated. These fees are billed in arrears, after the fees have been earned. The fees are earned as the Company supplies the indices to the client. The Company assesses the creditworthiness of these clients prior to entering into a contract and regularly reviews the receivable balances related to them.

Multi-Element Transactions

Revenue related to the Company’s non-software-related recurring arrangements is recognized pursuant to the requirements of Emerging Issues Task Force 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”. Under EITF 00-21, transactions with multiple elements should be considered separate units of accounting if all of the following criteria are met:

•	The delivered item has stand-alone value to the client,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

The Company’s subscription agreements for these products include provisions that, among other things, allow clients, for no additional fee, to receive updates and modifications that may be made from time to time over the term of the agreement, typically one year. As the Company currently does not have objective and reliable evidence of the fair value of this element of the transaction, the Company does not account for the delivered item as a separate element. Accordingly, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software-related recurring revenue arrangements do not require significant modification or customization of any underlying software applications being licensed. Accordingly, the Company recognizes revenues pursuant to the requirements of SOP 97-2 as amended by SOP 98-9. In accordance with SOP 97-2, the Company begins to recognize revenue from subscriptions, maintenance and customer technical support, and professional services when all of the following criteria are met: (1) the Company has persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for software-related products include provisions that, among other things, allow clients to receive data and unspecified future software upgrades for no additional fee as well as the right to use the software products with maintenance for the term of the agreement, typically one year. These unspecified upgrades, data and maintenance are the only undelivered elements of the transaction. As the Company does not have VSOE for these elements (except for the support related to energy and commodity asset valuation analytics products), the Company does not account for these elements separately. Accordingly, except for revenues related to energy and commodity asset valuation analytics products, the Company recognizes revenue ratably over the term of the license agreement.

For the energy and commodity asset valuation analytics products, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In virtually all of the Company’s contracts for these products, the only element that is undelivered at the time of delivery of the product is support. The fair value of the support is determined based upon what the fees are for clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period.

Changes in Estimates

18.	You state that the changes made to your client account receivables systems and processes resulted in improved collections and led to a review your methodology for estimating allowance for collectible accounts. In this regard, you treated the changes in the provision as a change in estimate. However, a change in accounting estimate, as noted in paragraph 2(d) of SFAS 154, results from new information as compared to factors that previously existed, which are defined as an error in paragraph 2(h) of SFAS 154. Although a new system may enable you to track receivables more effectively and improve your collections, the lack of reliable information from a prior system does not result in a change in accounting estimate upon receipt of better information from the new system. Further, it does not appear the change was a result of new external information or changes in circumstances surrounding the quality of your client’s credit history or specific receivables. Accordingly, the number of doubtful accounts that existed at each of the previous balance sheet dates does not appear to have changed. Instead, your use of the facts that existed at the time the financial statements were prepared, such as your visibility as well as your ability to identify and track uncollectible accounts, was enhanced. Therefore, it appears that this situation should be accounted for as a correction of an error under SFAS 154. As such, please revise to restate your financial statements, and provide disclosure required by paragraph 26 of SFAS 154 or advise, as appropriate.

Response: Paragraph 2(d) of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“SFAS 154”) defines a change in accounting estimate as follows:

“d.	Change in accounting estimate — a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

In 2006, the Company noted differences in the profile of customer receivables and collection periods between MSCI and Barra. As such, the Company conducted a reassessment of the accounting estimate used in determining the allowance for doubtful accounts. In order to properly reassess this accounting estimate for the two combined companies, new information pertaining to combined customer profiles and actual experiences in collection periods, coupled with current changes in the industry impacting the collection periods, were collected and analyzed. Based on the results of the reassessment exercise, the Company’s management determined that the accounting estimate for accounts receivable collectibility should be revised. Management’s decision to change the accounting estimate is reinforced with data from the combined company’s integrated client accounts receivable system and processes.

Below are a number of new factors collected during the Company’s reassessment of the accounts receivable collectibility estimate, which led to a lengthening of the payment cycle but do not evidence uncollectibility as this was a delay in payment and not a refusal to pay.

•	Clients treating the MSCI and Barra invoices as coming from one vendor resulted in payment delays as the combined size of the payments to the Company came under increased scrutiny from clients.

•

Payment cycles have been prolonged due to pressures on clients’ market data departments to reduce costs; increased centralization of client accounts payable departments, moving payment decisions away from the users of the services; and high staff turnover at client accounts payable departments, resulting in the need for multiple explanations of invoices.

•	Increased focus on soft dollar payers with the clients moving to multiple payers and delayed cycles of payment as brokers delay payments until sufficient credits have been earned.

•	Delayed payments due to continued consolidation of the institutional client base of the Company (e.g., awaiting the consolidation of clients’ accounts payable departments).

By November 30, 2006 approximately 77% of the May 31, 2006 accounts receivable had been collected and by May 31, 2007 approximately 94% of the May 31, 2006 accounts receivable had been collected.

Therefore, based on new client accounts receivable information collected and analyzed for the combined companies during the accounting estimate reassessment, the Company believes that the change in allowance for doubtful accounts should be accounted for as a change in accounting estimate in accordance with SFAS 154.

We revised the Registration Statement in response to the Staff’s comment to make clarifying changes. Please see pages 50 and F-11 of the Amendment.

Deferred Revenue, page F-11

19.	We note deferred revenues include amounts billed or payments received in advance of performing the services. It appears that unearned revenue billed but not collected, and the associated accounts receivable, should not be recognized on your balance sheet as these amounts do not meet the definitions of liabilities and assets, respectively. Please revise to net these amounts so they do not appear in the financial statements. Unearned revenue that has been collected should continue to be recognized as a liability.

Response: The Company accounts for deferred revenue when the contract start or renewal date has begun and the client has been billed but has not yet paid, as follows:

Clients are obligated to pay the full amount of the contract price in advance. Because clients have no refund rights under the contract barring a material breach by the Company or early termination without cause by the Company, the Company believes the full value of the executed contract is properly accounted for as a receivable from the client starting from the beginning of the contract or contract renewal.

As noted in the Company’s revenue recognition policy, revenue is recognized once all four criteria (persuasive evidence of an arrangement exists, delivery has occurred or services rendered, fees are fixed or determinable and collection is probable) are met, and so recognition of revenue at the time of billing is not appropriate.

As the signed contract also obligates the Company to provide services, subject to the Company’s termination rights, the Company believes recognition of a corresponding liability at the time the contract term begins is appropriate. As the services are rendered, this liability is then properly amortized to revenue.

The Company believes classification of this liability as deferred revenue is reasonable.

Example: The Company bills in October for a contract that starts November 1. As of November 30, the contract has started, but the Company has not received payment. The Company has an accounts receivable for the contract period and deferred revenue for the remaining period.

The Company does not present any receivables or liabilities in its financial statements for contracts that have been billed and not yet paid but for which the contract term has not begun because these contracts do not meet the criteria for recognition as assets or liabilities.

The Company has revised the Registration Statement in response to the Staff’s comment to clarify this differentiation. Please see page F-11 of the Amendment.

Note 7 – Contribution

20.	We note that the net assets of Barra Inc. represent approximately 80% of the total net assets of MSCI on November 30, 2004 and that Barra’s revenues appear significant to MSCI. As such, it appears that Barra, Inc. may be a predecessor entity to MSCI as defined under Article 405 of Regulation C. If this is the case, it appears you should revise your filing to include the financial statements of Barra (the predecessor entity), for the period of December 1, 2003 through June 3, 2004, as required by Rules 3-05 and 1-02(w) of Regulation S-X. Alternatively, you may comply with the requirement to provide three years of audited financial statements by providing audited interim financial statements as of May 31, 2007.

Response: Prior to distributing a preliminary prospectus, the registration statement will be amended to include audited interim financial statements of MSCI as of May 31, 2007 as suggested by the Staff.

21.	We note $25.9 million of the $808 million in Barra net assets contributed consisted of customer relationship intangibles with a 11.5 year life. Please tell us how this fair value and useful life of this intangible were determined, including the significant assumptions used. Please be detailed in your response.

Response: The Company prepared, with the assistance of an independent third-party valuation firm, a price allocation review of the acquisition of Barra in 2004.

When Barra was acquired, it was determined that there was a value to be ascribed to Barra’s customer relationships as these relationships were expected to continue to generate revenue for the Company. In applying purchase accounting as set out in Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), these customer relationships were to be accounted for at fair value. The Barra customers all belonged to the investment industry, had similar customer profiles and were treated in aggregation. To properly apply the definition of fair value standards in accordance with SFAS 141, the valuation of these customer intangibles incorporated assumptions regarding what a market participant would do if it were to buy or sell each identified asset on an individual asset basis.

Customer relationships contributed by the core Barra business represented the majority of the $25.9 million balance. Value is attributable to the future potential cash flows from the sale of additional subscriptions to existing Barra customers. In estimating the fair value of the customer relationships, the income approach was utilized. The discount rate used in the income approach was based on an industry composite weighted average cost of capital. In calculating the internal rate of return of Barra, the discounted cash flow (“DCF”) method was utilized. The elements considered in developing the terminal growth rate for Barra utilized in the DCF method were the long-term inflation forecast and long-term real growth potential for Barra based on industry research and feedback from the Company’s management. The useful life of the customer relationships reflects the period of economic benefit to the Company.

The following major assumptions, incorporating what a market participant would be expected to do, were utilized in the application of the income approach and DCF method:

a)	Revenue: Based on fiscal 2004 revenues and estimated annual growth of 3% to capture price increases due to inflation. Barra’s customer base has historically been very loyal and includes large financial institutions. Reviewing renewal and attrition rates, it was estimated that an average of 85% of customers renewed their contracts annually.

b)	Expenses: Categories of expenses were estimated from historical data based on revenue. During the estimation period of the DCF, expenses were approximately 61% of revenues.

c)	Contributory assets: Charges for the use of contributory assets included payments for working capital, fixed assets, an assembled work force, trademarks and trade names, internally developed software, core/developed technology and in process technology. These charges in aggregate were estimated to be approximately 20% of revenues annually in the DCF.

d)	Income tax expense: The effective income tax rate was based on the Barra effective tax rate, which included consideration for the combined U.S. federal, state, and international effective tax rate.

e)	Discount rate: The discount rate was based on weighted average cost of capital and calculated based on risk-free return on long-term treasury bonds plus equity risk premium and small company risk premium.

General

22.	The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

Response: We note the Staff’s comment and will update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X prior to printing the red herrings.

23.	Please provide a currently dated signed consent from the independent public accountant in the amendment.

Response: We note the Staff’s comment, and a consent of Deloitte & Touche LLP is filed with the Amendment.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4674 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Juan Migone (Securities and Exchange Commission, Division of Corporation Finance)
Lyn Shenk (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Frederick W. Bogdan
General Counsel
MSCI Inc.
Via facsimile (212) 804-2906